Exhibit (a)(7)



FOR IMMEDIATE RELEASE


For Information Contact:
Dennis Lehman, CFO
(703) 277-7036


             FORUM GROUP ANNOUNCES $2.50 TENDER OFFER FOR FORUM
                         RETIREMENT PARTNERS UNITS


     Fairfax, Virginia, September 25, 1995 - Forum Group, Inc. (NASDAQ Small Cap: FOUR) announced today that on Friday, September 22, 1995, it delivered a letter to the members of the Board of Directors of Forum Retirement, Inc., the general partner of Forum Retirement Partners, L.P. (AMEX: FRL), advising them of FGI's decision to commence an offer to purchase the FRP limited partners' interests not owned by FGI at $2.50 per unit. The body of the letter was as follows:

          "We are pleased to advise you that Forum Group, Inc. has decided to initiate a tender offer to acquire, subject to certain conditions, preferred depositary units representing limited partners' interests in Forum Retirement Partners, L.P. at $2.50 per unit, net to the seller in cash. The decision was made at a meeting of the Executive Committee of FGI's Board of Directors earlier this evening. We expect to make a public announcement with respect thereto prior to the commencement of trading on Monday, September 25th, and will furnish your counsel the formal tender offer documentation as soon as reasonably possible.

          Assuming that the tender offer is publicly announced on September 25, 1995, it would be required to be formally commenced by not later than October 2, 1995. In the event that the tender offer were commenced on that date, the expiration date would be October 31, 1995 and the Schedule 14D-9 would be required to be filed on October 17, 1995.

          We believe that the $2.50 per unit tender offer price is fair to unitholders who desire liquidity. The $2.50 per unit price represents a 29% premium over the closing sales price for units on the AMEX yesterday and a 26% premium to the average closing sales price for units on the AMEX over the 30 calendar days. Finally, while the tender offer permits unitholders who desire liquidity to sell their units at a substantial premium to market prices, it will also permit unitholders who wish to maintain all or a portion of their investment in FRP to do so. Accordingly, we trust that you will decide to support the tender offer.




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          We are, of course, available to discuss any aspect of
          our tender offer with you at your convenience."


     Forum Group presently owns approximately 61.7% of the total number of units outstanding.

     The tender offer will be made pursuant to an offer to purchase and related documentation, which are expected to be mailed to unitholders shortly.


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